December 2, 2024

Allan Evans
Chief Executive Officer
Unusual Machines, Inc.
4677 L B McLeod Rd
Suite J
Orlando, FL 32811

       Re: Unusual Machines, Inc.
           Registration Statement on Form S-1
           Filed on November 27, 2024
           File No. 333-283494
Dear Allan Evans:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Edward Schauder